WORKING CAPITAL LINE OF CREDIT AGREEMENT

Dated

August 7, 2001

between

PARKWAY PROPERTIES LP

and

PNC BANK, NATIONAL ASSOCIATION

TABLE OF CONTENTS

1.   Definitions 1

2.   The Loans 13
      2.1   Advances 13
      2.2   Payments 13
      2.3   [Intentionally Deleted] 13
      2.4   [Intentionally Deleted] 14
      2.5   Sharing of Payments, Etc 14
      2.6   Fees.. 14

3.   Conditions 14
      3.1   All Loans 14
      3.2   First Loan 14
      3.3   Applicable Interest Rates 15
      3.4   [Intentionally Omitted].. 15
      3.5   Special Provisions Applicable to Eurodollar Rate Borrowings 15
      3.6   Taxes 17

4.   Representations and Warranties 18
      4.1   Organization 18
      4.2   Financial Statements 18
      4.3   Enforceable Obligations; Authorization.. 18
      4.4   Other Debt 18
      4.5   Litigation 19
      4.6   Taxes. Each 19
      4.7   Regulation U. None... 19
      4.8   Subsidiaries 19
      4.9   Securities Act of 1933.. 19
      4.10   No Contractual or Corporate Restrictions..................................... 19
      4.11   Investment Company Act Not Applicable 19
      4.12   Public Utility Holding Company Act Not Applicable 19
      4.13   ERISA Not Applicable... 20

5.   Affirmative Covenants 20
      5.1   Taxes, Existence, Regulations, Property, etc 20
      5.2   Financial Statements and Information.. 20
      5.3   Financial Tests... 21
      5.4   Inspection 21

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	5.5	Further Assurances	21
	5.6	Books and Records	21
	5.7	Insurance	21
	5.8	Notice of Certain Matters	21
	5.9	Use of Proceeds	22
	5.10	Expenses of and Claims Against the Lender	22
	5.11	Legal Compliance; Indemnification	22
	5.12	Obligors' Performance	23
	5.13	Professional Services	23
	5.14	Capital Adequacy	23
	5.15	Property Pool	24
6.		Negative Covenants	25
	6.1	Indebtedness	25
	6.2	Mergers, Consolidations and Acquisitions of Assets	25
	6.3	Redemption	25
	6.4	Nature of Business; Management	26
	6.5	Transactions with Related Parties	26
	6.6	Loans and Investments	26
	6.7	Limiting Agreements	27
	6.8	Restricted Payments	27
7.		Events of Default and Remedies	28
	7.1	Events of Default	28
	7.2	Remedies Cumulative	29
8.		[Intentionally Omitted]	29
9.		Miscellaneous	30
	9.1	No Waiver, Amendments	30
	9.2	Notices	30
	9.3	Venue	30
	9.4	Choice of Law.	31
	9.5	Survival; Parties Bound; Successors and Assigns.	31
	9.6	Counterparts. This	31
	9.7	Usury Not Intended; Refund of Any Excess Payments	31
	9.8	Captions. The	32
	9.9	Severability. If	32
	9.10	Disclosures. Every	32
	9.11	Entire Agreement	32
	9.12	Waiver of Jury Trial.	32

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SCHEDULES, EXHIBITS AND RIDERS

Schedule I - [Intentionally Omitted]
Schedule II - Approved Markets
A - Officer's Certificate
B - [Intentionally Omitted]
C - Note
D - Legal Opinion
Working Cash, Line of Credit, Investment Sweep Rider

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<center>WORKING CAPITAL LINE OF CREDIT AGREEMENT</center>

THIS WORKING CAPITAL LINE OF CREDIT AGREEMENT (the "Agreement") is made and entered into as of August __, 2001, by and between PARKWAY PROPERTIES LP, a Delaware limited partnership (the "Borrower") and PNC BANK, NATIONAL ASSOCIATION, a national banking association (the "Lender").

RECITALS:

1.	Borrower has requested and the Lender has agreed to provide a $12,500,000.00 line of credit for working capital purposes.

2.	This Agreement specifies the terms and conditions applicable to such line of credit.

AGREEMENTS:

1.	Definitions.

Unless a particular word or phrase is otherwise defined or the context otherwise requires, capitalized words and phrases used in Credit Documents have the meanings provided below.

Affiliate shall mean any Person controlling, controlled by or under common control with any other Person. For purposes of this definition, "control" (including "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or otherwise.

Annual Audited Financial Statements shall mean the annual financial statements of a Person, including all notes thereto, which statements shall include a balance sheet as of the end of such fiscal year and an income statement and a statement of cash flows, all setting forth in comparative form the corresponding figures from the previous fiscal year, all prepared in conformity with Generally Accepted Accounting Principles and accompanied by a report and opinion of independent certified public accountants satisfactory to the Lender, which shall state that such financial statements, in the opinion of such accountants, present fairly the financial position of such Person as of the date thereof and the results of its operations for the period covered thereby in conformity with Generally Accepted Accounting Principles. Such statements shall be accompanied by a certificate of such accountants that in making the appropriate audit and/or investigation in connection with such report and opinion, such accountants did not become aware of any Default or, if in the opinion of such accountant any such Default exists, a description of the nature and status thereof. The Annual Audited Financial Statements shall be prepared on a consolidated basis in accordance with Generally Accepted Accounting Principles.

<center>1</center>

Applicable Margin shall mean a rate per annum equal to one and three tenths percent (1.3%).

Approved Market shall mean each of the cities described on Schedule II attached hereto and hereby made a part hereof.

Base Rate shall have the meaning ascribed thereto on the Rider.

Business Day shall mean a day other than (a) a day when the main office of the Lender is not open for business, or (b) a day that is a federal banking holiday in the United States of America.

Calculation Date shall mean the beginning of the first full calendar quarter after a Property has been acquired by the Borrower.

Capital Expenditures shall mean, as to any Person, for any period, the aggregate of all expenditures (whether payable in cash or other Property or accrued as a liability (but without duplication)) during such period that, in conformity with Generally Accepted Accounting Principles, are required to be included in or reflected by the Borrower's or any of its Subsidiaries' fixed asset accounts as reflected in any of their respective balance sheets; provided, however, Capital Expenditures shall include the sum of all expenditures by the Borrower for tenant improvements, leasing commissions, property level capital expenditures (e.g., roof replacement, parking lot repairs, etc., but not capital expenditures in connection with expansions) but shall exclude upgrade capital expenditures budgeted at the time of, and made within the first twelve (12) months after, the acquisition of a Property. Capital Expenditures shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles and shall include (without duplication) the Equity Percentage of Capital Expenditures for the Borrower's Unconsolidated Affiliates.

Capital Lease Obligations of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under Generally Accepted Accounting Principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with Generally Accepted Accounting Principles.

Ceiling Rate shall mean, on any day, the maximum nonusurious rate of interest permitted for that day by whichever of applicable federal or Pennsylvania laws permits the higher interest rate, stated as a rate per annum.

Change of Control means a change resulting when (a) any Person or Persons acting together which would constitute a Group together with any Affiliates thereof shall at any time either (i) Beneficially Own more than 50% of the aggregate voting power of all classes of Voting Stock of Parkway Properties, Inc. or (ii) succeed in having sufficient of its or their nominees

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elected to the Board of Directors of Parkway Properties, Inc. such that such nominees, when added to any existing directors remaining on the Board of Directors of Parkway Properties, Inc. after such election who is an Affiliate of such Person or Group, shall constitute a majority of the Board of Directors of Parkway Properties, Inc.; or (b) Parkway Properties, Inc. ceases to own, directly, at least fifty-one percent (51%) of the evidence of ownership of the Borrower. As used herein (1) "Beneficially Own" means "beneficially own" as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or any successor provision thereto; provided, however, that, for purposes of this definition, a Person shall not be deemed to Beneficially Own securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates until such tendered securities are accepted for purchase or exchange; (2) "Group" means a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; and (3)"Voting Stock" of any Person shall mean capital stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Code shall mean the Internal Revenue Code of 1986, as amended, as now or hereafter in effect, together with all regulations, rulings and interpretations thereof or thereunder by the Internal Revenue Service.

Commitment shall mean the commitment of the Lender to lend funds under Section 2.1 of this Agreement.

Credit Documents shall mean this Agreement, the Note, the Guaranties, all instruments, certificates and agreements now or hereafter executed or delivered to the Lender pursuant to any of the foregoing, and all amendments, modifications, renewals, extensions, increases and rearrangements of, and substitutions for, any of the foregoing.

Debt to Total Asset Value Ratio shall mean the ratio (expressed as a percentage) of (a) the sum of the Borrower's Indebtedness plus the Borrower's accounts payable if, and to the extent, in excess of six percent (6%) of Total Asset Value, to (b) Total Asset Value, with Total Asset Value based on the immediately preceding calendar quarter.

Debt Service Coverage Ratio shall mean the ratio of (a) the Borrower's EBITDA for the immediately preceding four (4) calendar quarters less the Square Footage Capital Expenditures for each period, to (b) all of the principal payable and principal paid on the Borrower's Indebtedness plus all of the Borrower's Interest Expense for the period used to calculate EBITDA.

EBITDA shall mean an amount derived from (a) net earnings, plus (b) depreciation, amortization, interest expense and income taxes, plus or minus (c) any losses or gains resulting from sales, write-downs, write-ups, write-offs or other valuation adjustments of assets or liabilities, in each case, as determined on a consolidated basis in accordance with Generally Accepted Accounting Principles, and including (without duplication) the Equity Percentage of

EBITDA for the Borrower's Unconsolidated Affiliates.

Eligible Ground Lease shall mean a lease either expressly approved by the Lender in writing or a lease meeting at least the following requirements: (a) a remaining term (including renewal options exercisable at lessee's sole option) of at least forty (40) years, (b) the leasehold interest is transferable and assignable without the landlord's prior consent, (c) the ground lease is financeable in that, among other things, it provides or allows for, without further consent from the landlord, (i) notice and right to cure to lessee's lender, (ii) a pledge and mortgage of the leasehold interest, (iii) recognition of a foreclosure of the leasehold interest including entering into a new lease with the lender, and (iv) no right of landlord to terminate without the consent of lessee's lender.

Equity Percentage shall mean the aggregate ownership percentage of Borrower in each Unconsolidated Affiliate.

Eurodollar Business Day shall mean a Business Day on which transactions in United States dollar deposits between banks may be carried on in the London interbank dollar market.

Eurodollar Rate shall mean for any day a rate per annum equal to the sum of the Applicable Margin for that day plus LIBOR.

Event of Default shall mean any of the events specified as an event of default in Section 7 of this Agreement, and Default shall mean any of such events, whether or not any requirement for notice, grace or cure has been satisfied.

Excluded Taxes shall mean, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of the Lender, in which its applicable lending office is located or (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located.

Fixed Charge Coverage Ratio shall mean the ratio of (a) the Borrower's EBITDA for the immediately preceding four (4) calendar quarters less the Square Footage Capital Expenditures for such period, to (b) all of the principal payable and principal paid on the Borrower's Indebtedness plus all of the Borrower's Interest Expense plus the aggregate of all dividends payable on the Borrower's or any of its Subsidiaries' preferred stock, in each case for the period used to calculate EBITDA.

Funds Available for Distribution shall mean Funds From Operations, less adjustments for straight line rents and Capital Expenditures.

Funds From Operations shall mean net income of the Borrower determined in accordance

A0088376.3

with Generally Accepted Accounting Principles, plus depreciation and amortization; <u>provided</u>, that there shall not be included in such calculation any gain or loss from debt restructuring and sales of Property. Funds From Operations will be calculated, on an annualized basis, on the four (4) calendar quarters immediately preceding the date of the calculation. Funds From Operations shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles, and including (without duplication) the Equity Percentage of Funds From Operations for the Borrower's Unconsolidated Affiliates.

Generally Accepted Accounting Principles shall mean, as to a particular Person, such accounting practice as, in the opinion of the independent accountants of recognized national standing regularly retained by such Person and acceptable to the Lender, conforms at the time to generally accepted accounting principles, consistently applied. Generally Accepted Accounting Principles means those principles and practices (a) which are recognized as such by the Financial Accounting Standards Board, (b) which are applied for all periods after the date hereof in a manner consistent with the manner in which such principles and practices were applied to the most recent audited financial statements of the relevant Person furnished to the Lender or where a change therein has been concurred in by such Person's independent auditors, and (c) which are consistently applied for all periods after the date hereof so as to reflect properly the financial condition, and results of operations and changes in financial position, of such Person.

Governmental Authority shall mean any foreign governmental authority, the United States of America, any State of the United States and any political subdivision of any of the foregoing, and any agency, department, commission, board, bureau, court or other tribunal having jurisdiction over the Lender or any Obligor or their respective Property.

Guarantors (whether one or more) shall mean Parkway Properties, Inc., Parkway Properties General Partners, Inc., Parkway Lamar LLC, Parkway Jackson LLC, and 111 Capitol Building Limited Partnership.

Guaranties (whether one or more) shall mean the Guaranties executed by the Guarantors and delivered to the Lender in accordance with this Agreement.

Hedging Agreement shall mean any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

Historical Value shall mean the purchase price of Property (including improvements) and ordinary related purchase transaction costs, plus the cost of subsequent capital improvements made by the Borrower, less any provision for losses, all determined in accordance with Generally Accepted Accounting Principles. If the Property is purchased as a part of a group of properties, the Historical Value shall be calculated based upon a reasonable allocation of the aggregate purchase price by the Borrower for all purposes, and consistent with Generally Accepted Accounting Principles.

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Indebtedness shall mean and include, without duplication (1) all obligations for borrowed money, letter of credit reimbursement obligations, or preferred stock redeemable at the option of the stockholder, (2) all obligations evidenced by bonds, debentures, notes or other similar agreements, (3) all obligations to pay the deferred purchase price of Property or services, except trade accounts payable arising in the ordinary course of business, (4) all guaranties, endorsements, and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire, Indebtedness of others, (5) all Indebtedness secured by any Lien existing on any interest of the Person with respect to which Indebtedness is being determined in Property owned subject to such Lien whether or not such Person is personally liable for the payment of the Indebtedness secured thereby, (6) all obligations, contingent or otherwise, in respect of bankers' acceptances, (7) all obligations, contingent or otherwise, with respect to any Hedging Agreements (calculated on a marked-to-market basis as of the reporting date), however, in the case of more than one Hedging Agreement with the same counterparty, the obligation shall be netted, (8) payments received in consideration for sale of ownership interests in a Person when the amount of ownership interest so sold is determined, and the date of delivery, is more than one (1) month after receipt of such payment, and (9) Capital Lease Obligations. Indebtedness shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles, and including (without duplication) the Equity Percentage of Indebtedness for the Borrower's Unconsolidated Affiliates.

Indemnified Taxes shall mean Taxes other than Excluded Taxes.

Interest Coverage Ratio shall mean the ratio of (a) the Borrower's EBITDA for the immediately preceding four (4) calendar quarters to all of the Borrower's Interest Expense for the period used to calculate EBITDA.

Interest Expense shall mean all of a Person's paid, accrued or capitalized interest expense on such Person's Indebtedness (whether direct, indirect or contingent, and including, without limitation, interest on all convertible debt), and including (without duplication) the Equity Percentage of Interest Expense for the Borrower's Unconsolidated Affiliates.

Interest Payment Dates shall mean the first (1st) day of each calendar month and the Maturity Date.

Legal Requirement shall mean any law, statute, ordinance, decree, requirement, order, judgment, rule, regulation (or interpretation of any of the foregoing) of, and the terms of any license or permit issued by, any Governmental Authority.

LIBOR shall have the meaning ascribed thereto on the Rider.

Lien shall mean any mortgage, pledge, charge, encumbrance, security interest, collateral assignment or other lien or restriction of any kind, whether based on common law, constitutional provision, statute or contract, and shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions.

6

Limiting Agreements shall mean any agreement, instrument or transaction, including, without limitation, an Obligor's Organizational Documents, which has or may have the effect of prohibiting or limiting any Obligor's ability to pledge assets in the Pool to Lender as security for the Loans.

Loans shall mean the Loans described in Sections 2.1. Loan shall mean any such Loan.

Material Adverse Change shall mean a change which could reasonably be expected to have a Material Adverse Effect.

Material Adverse Effect means a material adverse effect on (a) the financial condition, or results of operations of Borrower and its Subsidiaries taken as a whole, (b) the ability of an Obligor to perform its material obligations under the Credit Documents to which it is a party taken as a whole, (c) the validity or enforceability of such Credit Documents taken as a whole, or (d) the material rights and remedies of Lender under the Credit Documents taken as a whole.

Maturity Date shall mean the earlier of (i) the date which is three hundred sixty-four (364) days after the date of this Agreement, as the same may hereafter be accelerated pursuant to the provisions of any of the Credit Documents, or (ii) the date that the Rider is terminated in accordance with its terms.

Moody's Rating shall mean the senior unsecured debt rating from time to time received by the Borrower from Moody's Investors Service, Inc.

Net Operating Income shall mean, for any income producing operating Property, the difference between (a) any cash rentals, proceeds and other income received from such Property (but excluding security or other deposits, late fees, early lease termination or other penalties, or other income of a non-recurring nature) during the determination period, less (b) an amount equal to all costs and expenses (excluding interest expense and any expenditures that are capitalized in accordance with Generally Accepted Accounting Principles) incurred as a result of, or in connection with, or properly allocated to, the operation or leasing of such Property during the determination period; provided, however, that the amount for the expenses for the management of a Property included in clause (b) above shall be the greater of the management fee, the expenses that would be covered by a management fee, or three percent (3%) of the amount provided in clause (a) above. Net Operating Income shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles, and including (without duplication) the Equity Percentage of Net Operating Income for the Borrower's Unconsolidated Affiliates.

Net Worth shall mean Tangible Net Worth, plus intangibles deducted in determining Tangible Net Worth. Net Worth shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles.

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Non-recourse Debt shall mean any Indebtedness the payment of which the Borrower or any of its Subsidiaries is not obligated to make other than to the extent of any security therefor.

Note shall mean the promissory note of the Borrower described in Section 2.1 hereof, in the form attached hereto as Exhibit C, any and all renewals, extensions, modifications, rearrangements and replacements thereof.

Obligations shall mean, as at any date of determination thereof, the sum of (a) the aggregate amount of Loans outstanding hereunder, plus (b) all other liabilities, obligations and Indebtedness of any Parties under any Credit Document.

Obligors means any Person now or hereafter primarily or secondarily obligated to pay all or any part of the Obligations, including Borrower and Guarantors.

Occupancy Level shall mean the occupancy level of a Property that is leased to bona fide tenants not Affiliates of any Obligor or the subject property manager (or any of their respective Affiliates) paying rent under written leases, based on the occupancy level at the time of determination.

Officer's Certificate shall mean a certificate in the form attached hereto as Exhibit A.

Opinion Letters shall mean the opinion letters of independent counsel for the Obligors, each in Proper Form.

Organizational Documents shall mean, with respect to a corporation, the certificate of incorporation, articles of incorporation and bylaws of such corporation; with respect to a partnership, the partnership agreement establishing such partnership; with respect to a joint venture, the joint venture agreement establishing such joint venture, and with respect to a trust, the instrument establishing such trust; in each case including any and all modifications thereof as of the date of the Credit Document referring to such Organizational Document and any and all future modifications thereof which are consented to by the Lender.

Other Taxes shall mean any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement.

Parties shall mean all Persons other than the Lender executing any Credit Document.

Past Due Rate shall mean, on any day, a rate per annum equal to the Base Rate plus an additional five percent (5%) per annum.

Permitted Encumbrances shall mean (a) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such items do not materially impair the use of such property for the purposes intended and none of which is violated in any material respect by existing or proposed structures or land use; (b) the following: (i) Liens for taxes not yet due and payable, or being diligently contested in good faith; or (ii) materialmen's, mechanic's, warehousemen's and other like Liens arising in the ordinary course of business, securing payment of Indebtedness whose payment is not yet due, or that are being contested in good faith by appropriate proceedings diligently conducted, and for or against which the Property owner has established adequate reserves in accordance with Generally Accepted Accounting Principles; (c) Liens for taxes, assessments and governmental charges or assessments that are being contested in good faith by appropriate proceedings diligently conducted, and for or against which the Property owner has established adequate reserves in accordance with Generally Accepted Accounting Principles; (d) Liens on real property which are insured around or against by title insurance; (e) Liens securing assessments or charges payable to a property owner association or similar entity which assessments are not yet due and payable or are being diligently contested in good faith; and (f) Liens securing this Agreement and Indebtedness hereunder, if any.

Person shall mean any individual, corporation, trust, unincorporated organization, Governmental Authority or any other form of entity.

Pool shall have the meaning ascribed thereto in Section 5.15.

Proper Form shall mean in form and substance reasonably satisfactory to the Lender.

Property shall mean any interest in any kind of property or asset, whether real, leasehold, personal or mixed, tangible or intangible.

Quarterly Unaudited Financial Statements shall mean the quarterly financial statements of a Person, including all notes thereto, which statements shall include a balance sheet as of the end of such quarter and an income statement for such fiscal quarter, and for the fiscal year to date, a statement of cash flows for such quarter and for the fiscal year to date, subject to normal year-end adjustments, all setting forth in comparative form the corresponding figures for the corresponding fiscal period of the preceding year (or, in the case of the balance sheet, the end of the preceding fiscal year), prepared in accordance with Generally Accepted Accounting Principles except that the Quarterly Unaudited Financial Statements may contain condensed footnotes as permitted by regulations of the United States Securities and Exchange Commission, and containing a detailed listing of the Borrower's Property and the Historical Value thereof, and certified as true and correct by a managing director, senior vice president, or vice president of Borrower. The Quarterly Unaudited Financial Statements shall be prepared on a consolidated basis in accordance with Generally Accepted Accounting Principles.

Regulation D shall mean Regulation D of the Board of Governors of the Federal Reserve System from time to time in effect and shall include any successor or other regulation relating to reserve requirements applicable to member lenders of the Federal Reserve System.

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Revolving Credit Agreement shall mean that certain Amended and Restated Credit Agreement dated June 28, 2001, among Borrower, The Chase Manhattan Bank, as Administrative Agent, Deutsche Banc Alex. Brown, Inc., as Syndication Agent, First Union National Bank, PNC Bank, National Association, and Wells Fargo Bank, National Association, as Documentation Agents and certain other lenders party thereto, as the same may be amended, supplemented and restated from time to time.

Rider shall mean that certain Working Cash, Line of Credit, Investment Sweep Rider attached hereto and made a part hereof.

S&P Rating shall mean the senior unsecured debt rating from time to time received by the Borrower from Standard & Poor's Rating Services.

Secured Debt shall mean the Indebtedness of the Borrower secured by a Lien, and any Indebtedness of any of the Borrower's Subsidiaries owed to a Person not an Affiliate of the Borrower or such Subsidiary.

Secured Debt to Total Asset Value Ratio shall mean the ratio (expressed as a percentage) of Secured Debt to Total Asset Value.

Square Footage Capital Expenditure shall mean, on an annual basis, an amount equal to (a) for use in the Fixed Charged Coverage Ratio and the Debt Service Coverage Ratio, the product of (i) the daily average aggregate number of gross square feet contained in each completed, operating Property owned by Borrower or any Subsidiary during the immediately preceding four (4) calendar quarters, multiplied by (ii) $1.00; and (b) for use in defining Value, the product of (i) the aggregate number of gross square feet contained in each completed, operating Property owned by Borrower or any Subsidiary as of the last day of the immediately preceding calendar quarter, multiplied by (ii) $1.00 .

Stated Rate shall, on any day, mean whichever of the Base Rate or the Eurodollar Rate has been designated and provided pursuant to this Agreement.

Subsidiary shall mean, as to a particular parent entity, any entity of which more than fifty percent (50%) of the indicia of voting equity or ownership rights (whether outstanding capital stock or otherwise) is at the time directly or indirectly owned by, such parent entity, or by one or more of its other Subsidiaries.

Tangible Net Worth shall mean total assets based on book value, and including the book value of equity investments in each Unconsolidated Affiliate multiplied by the Equity Percentage for that Unconsolidated Affiliate), less (1) all intangibles and (2) all liabilities (including contingent and indirect liabilities), all determined in accordance with Generally Accepted Accounting Principles. The term "intangibles" shall include, without limitation, (i) deferred charges, (ii) the amount of any write-up in the book value of any assets contained in any balance sheet resulting from revaluation thereof or any write-up in excess of the cost of such assets

A0088376.3

acquired, and (iii) the aggregate of all amounts appearing on the assets side of any such balance sheet for franchises, licenses, permits, patents, patent applications, copyrights, trademarks, trade names, goodwill, treasury stock, experimental or organizational expenses and other like intangibles. The term "liabilities" shall include, without limitation, (i) Indebtedness secured by Liens on Property of the Person with respect to which Tangible Net Worth is being computed whether or not such Person is liable for the payment thereof, (ii) deferred liabilities, and (iii) obligations under leases which have been capitalized. Tangible Net Worth shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles.

Taxes shall mean any tax, levy, impost, duty, charge or fee.

Total Asset Value shall mean the sum of (without duplication) (a) the aggregate Value of all of Borrower's operating real estate assets, plus (b) the amount of any cash and cash equivalents, excluding tenant security and other restricted deposits of the Borrower, plus (c) investments in Unconsolidated Affiliates that are engaged primarily in the business of investment in and operation of office and industrial office buildings, valued at an amount equal to the Value of each Unconsolidated Affiliate's operating real estate assets multiplied by the Equity Percentage for that Unconsolidated Affiliate (subject to the maximum investment limitation contained in Section 6.6(f)), plus (d) investments in readily marketable securities of another Person, not an Affiliate of any Obligor, traded on a national trading exchange, that is a real estate investment trust under Section 856(c)(1) of the Code, or that is a real estate operating company (subject to the maximum investment limitation contained in Section 6.6(i)), plus (e) investments in real estate assets that are being constructed or developed to be office or industrial buildings, but are not yet in operation (subject to the maximum investment and cost limitation contained in Section 6.6(h)), plus (f) loans, advances, extensions of credit to, and accounts receivable evidencing borrowed money indebtedness from, Persons who are not Affiliates of any Obligor (subject to the maximum investment limitation contained in Section 6.6(g)). Total Asset Value shall be calculated on a consolidated basis in accordance with Generally Accepted Accounting Principles.

Unconsolidated Affiliate shall mean, in respect of any Person, any other Person (other than a Person whose stock is traded on a national trading exchange) in whom such Person holds a voting equity or ownership interest and whose financial results would not be consolidated under Generally Accepted Accounting Principles with the financial results of such Person on the consolidated financial statements of such Person.

Unencumbered Interest Coverage Ratio shall mean the ratio of (a) the Net Operating Income for Property that is not subject to any Lien for the immediately preceding four (4) calendar quarters, to (b) an amount equal to the greater of (i) the Borrower's Interest Expense on all of the Borrower's Indebtedness other than Secured Debt, or (ii) interest on the Borrower's Indebtedness other than Secured Debt calculated at seven and one-half percent (7.50%) per annum, in each case for the period used to calculate Net Operating Income.

Value shall mean the sum of (a) for Property that has reached the Calculation Date and that Borrower has owned for the full determination period, the result of dividing (i) the aggregate Net Operating Income of the subject Property based on the immediately preceding six (6) month period and multiplied by two (2), less the aggregate Square Footage Capital Expenditure for such Property, by (ii) nine and one-fourth percent (9.25%); plus (b) for Property that has not reached the Calculation Date or that has not been owned by Borrower for the full determination period, the aggregate Historical Value of the subject Property.

The following terms shall have the respective meanings ascribed to them in the Uniform Commercial Code as enacted and in force in the Commonwealth of Pennsylvania on the date hereof:

> accessions, continuation statements, fixtures, general intangibles, proceeds, security interests and security agreements.

2.   The Loans.

2.1   Advances . The Lender shall make advances (the "Loans") pursuant to the terms of the Rider prior to the Maturity Date to the Borrower in an aggregate principal amount not to exceed Twelve Million Five Hundred Thousand Dollars ($12,500,000.00) (the "Commitment") which loans shall be evidenced by the Promissory Note from the Borrower to the Lender of even date herewith (the "Note").

2.2   Payments. (a) Except to the extent otherwise provided herein, all payments of principal, interest and other amounts to be made by the Borrower hereunder, under the Note and under the other Credit Documents shall be made in immediately available funds to the Lender, at its principal office in Pittsburgh, Pennsylvania, not later than 12:00 noon Pittsburgh, Pennsylvania, time on each Interest Payment Date (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

(b)   The Borrower may, at the time of making each payment hereunder, under the Note or under any other Credit Document, specify to the Lender the Loans or other amounts payable by the Borrower hereunder or thereunder to which such payment is to be applied, (and in the event that it fails so to specify, such payment shall be applied to the Loans or, if no Loans are outstanding, to other amounts then due and payable, provided that if no Loans or other amounts are then due and payable or an Event of Default has occurred and is continuing, the Lender may apply such payment to the Obligations in such order as it may elect in its sole discretion, but subject to the other terms and conditions of this Agreement).

(c)   If the due date of any payment hereunder or under the Note falls on a day which is not a Business Day or a Eurodollar Business Day, as the case may be, the due date for such payments shall be extended to the next succeeding Business Day or Eurodollar Business Day, respectively.

2.3   [Intentionally Deleted]

A0088376.3

2.4   [Intentionally Deleted]

2.5   <u>Sharing of Payments, Etc</u> . The Borrower agrees that, in addition to (and without limitation of) any right of set-off, bankers' lien or counterclaim the Lender may otherwise have, the Lender shall be entitled, at its option, to offset balances held by it for the account of the Borrower at any of its offices, against any principal of or interest on any of the Lender's Loans to the Borrower hereunder, or other Obligations of the Borrower hereunder, which is not paid (regardless of whether such balances are then due to the Borrower), in which case it shall promptly notify the Borrower and the Lender thereof, <u>provided</u> that the Lender's failure to give such notice shall not affect the validity thereof. Nothing contained herein shall require the Lender to exercise any such right or shall affect the right of the Lender to exercise, and retain the benefits of exercising, any such right with respect to any other indebtedness or obligation of the Borrower.

2.6   <u>Fees</u> .

The Borrower shall pay to the Lender a closing fee in the amount of $12,500.00.

3.   <u>Conditions</u>.

3.1   <u>All Loans</u>. The obligation of the Lender to make any Loan is subject to the accuracy of all representations and warranties of the Borrower on the date of such Loan, to the performance by the Borrower of its obligations under the Credit Documents and to the satisfaction of the following further conditions: (a) no Default or Event of Default shall have occurred and be continuing; (b) the making of the Loan shall not be prohibited by any Legal Requirement; and (c) the Borrower shall have paid all legal fees and expenses of the type described in <u>Section 5.10</u> hereof through the date of such Loan.

3.2   <u>First Loan</u> . In addition to the matters described in <u>Section 3.1</u> hereof, the obligation of the Lender to make the first Loan under this Agreement is subject to the receipt by the Lender of each of the following, in Proper Form: (a) this Agreement and the Rider, executed by the Borrower and the Lender; (b) the Note, executed by the Borrower; (c) the Guaranty, executed by the Guarantors; (d) a certificate executed by the Secretary or Assistant Secretary of each Obligor dated as of the date hereof as to the resolutions of such Person authorizing the execution of the Credit Documents and as to the incumbency of the officers of such Person; (e) a certificate from the Secretary of State or other appropriate public official of the state of organization of each Obligor as to the continued existence and good standing of such Obligor; (f) a certificate from the appropriate public official of every state where the location of the Obligor's Property requires it to be qualified to do business as to the due qualification and good standing of such Obligor; (g) a legal opinion from independent counsel for the Obligors as to the matters set forth on <u>Exhibit D</u> acceptable to the Lender; and (h) an Officer's Certificate in the form of <u>Exhibit A</u>; and to the further condition that, at the time of the initial Loan, all legal matters incident to the transactions herein contemplated shall be satisfactory to Marcus &

A0088376.3

Shapira LLP, counsel for the Lender.

3.3   Applicable Interest Rates . The outstanding principal balance of the Note shall bear interest at the Eurodollar Rate; provided, that (1) all past due amounts, both principal and accrued interest, shall bear interest at the Past Due Rate, and (2) the Base Rate shall be applicable to the Loans as provided in the Rider. The records of the Lender with respect to principal and interest shall be prima facie evidence thereof. Interest on the Loans shall be calculated at the Eurodollar Rate except where it is expressly provided pursuant to the Rider that the Base Rate is to apply.

3.4   [Intentionally Omitted]

3.5   Special Provisions Applicable to Eurodollar Rate Borrowings .

(a)   [Intentionally Omitted]

(b)   Increased Costs. If the adoption of any applicable Legal Requirement or any change in any applicable Legal Requirement or in the interpretation or administration thereof by any Governmental Authority or compliance by the Lender with any request or directive of general applicability (whether or not having the force of law) of any central bank or Governmental Authority shall at any time as a result of any portion of the principal balance of the Notes being maintained on the basis of a Eurodollar Rate:

(1)   subject the Lender (or make it apparent that the Lender is subject) to any Taxes, or any deduction or withholding for any Taxes, on or from any payment due under the Eurodollar Rate or other amount due hereunder, other than income and franchise taxes of the United States and its political subdivisions; or

(2)   change the basis of taxation of payments due from Borrower to the Lender under the Eurodollar Rate (otherwise than by a change in the rate of taxation of the overall net income of the Lender; or

(3)   impose, modify, increase or deem applicable any reserve requirement (excluding that portion of any reserve requirement included in the calculation of the applicable Eurodollar Rate), special deposit requirement or similar requirement (including, but not limited to, state law requirements and Regulation D) imposed, modified, increased or deemed applicable by any Governmental Authority against assets held by the Lender, or against deposits or accounts in or for the account of the Lender, or against loans made by the Lender, or against any other funds, obligations or other property owned or held by any Lender; or

(4)   impose on any Lender any other condition regarding the Eurodollar Rate and the result of any of the foregoing is to increase the cost to the Lender of

14

agreeing to make or of making, renewing or maintaining such Eurodollar Rate or reduce the amount of any sum received by the Lender, then, upon demand by the Lender, Borrower shall pay to the Lender, from time to time as specified by the Lender, additional amounts which shall compensate the Lender for such increased cost or reduced amount. The Lender will promptly notify Borrower in writing of any event which will entitle the Lender to additional amounts pursuant to this paragraph. The Lender's determination of the amount of any such increased cost, increased reserve requirement or reduced amount shall be prima facie evidence thereof. Borrower shall have the right, if it receives from the Lender any notice referred to in this paragraph, upon three Business Days' notice to the Lender, either (i) to repay in full (but not in part) any borrowing with respect to which such notice was given, together with any accrued interest thereon, or (ii) to convert the Eurodollar Rate which is the subject of the notice to the Base Rate; provided, that any such repayment or conversion shall be accompanied by payment of (x) the amount required to compensate the Lender for the increased cost or reduced amount referred to in the preceding paragraph; and (y) all accrued and unpaid interest to date on the amount so repaid or converted.

(c)   [Intentionally Omitted]

(d)   [Intentionally Omitted]

(e)   Funding Offices; Adjustments Automatic. The Lender may, if it so elects, fulfill its obligation as to the Eurodollar Rate by causing a branch or affiliate of the Lender to make such Loan and may transfer and carry such Loan at, to, or for the account of, any branch office or affiliate of the Lender; provided, that in such event for the purposes of this Agreement such Loan shall be deemed to have been made by the Lender and the obligation of Borrower to repay such Loan shall nevertheless be to the Lender and shall be deemed held by it for the account of such branch or affiliate. Without notice to Borrower or any other person or entity, each rate required to be calculated or determined under this Agreement shall automatically fluctuate upward and downward in accordance with the provisions of this Agreement.

(f)   [Intentionally Omitted]

(g)   Mitigation, Non-Discrimination.

(i) The Lender will notify the Borrower of any event occurring after the date of this Agreement which will require or enable the Lender to take the actions described in Sections 3.5 (b) of this Agreement as promptly as practicable after it obtains knowledge thereof and determines to request such action, and designate a different lending office of such Lender for the Eurodollar Rate or will take such other action as the Borrower reasonably requests if such designation or action is consistent with the internal policy of the Lender and legal and regulatory restrictions, can be undertaken at no additional cost, will avoid the need for, or reduce the amount of, such action and will not, in the sole opinion of the Lender, be disadvantageous to the Lender (provided that Lender will have no obligation to designate a different lending office which is located in the United States of America).

(ii) The Lender shall not be able to pass through to the Borrower charges and costs under Sections 3.5 or 5.14 of this Agreement on a discriminating basis, such that such charges and costs are not also passed through by the Lender to other customers of the Lender similarly situated where such customer is subject to documents providing for such pass through.

3.6   Taxes . (a) Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b)   In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)   The Borrower shall indemnify the Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Lender , on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

(d)   As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

4.   Representations and Warranties.

To induce the Lender to enter into this Agreement and to make the Loans, the Borrower represents and warrants to the Lender as follows:

4.1   Organization. Each Obligor is duly organized, validly existing and in good standing under the laws of the state of its organization; has all power and authority to conduct its business as presently conducted; and is duly qualified to do business and in good standing in every state where the location of its Property requires it to be qualified to do business, unless the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

4.2   Financial Statements. The financial statements delivered to the Lender fairly present, in accordance with Generally Accepted Accounting Principles (provided, however, that the Quarterly Unaudited Financial Statements are subject to normal year-end adjustments and may contain condensed footnotes as permitted by regulations of the United States Securities and Exchange Commission), the financial condition and the results of operations of the Borrower and of Parkway Properties, Inc. as at the dates and for the periods indicated. No Material Adverse Change has occurred since the dates of such financial statements. No Obligor is subject to any instrument or agreement which would materially prevent it from conducting its business as it is now conducted or as it is contemplated to be conducted.

4.3   Enforceable Obligations; Authorization. The Credit Documents are legal, valid and binding obligations of the Parties, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally and by general equitable principles. The execution, delivery and performance of the Credit Documents have all been duly authorized by all necessary action; are within the power and authority of the Parties; do not and will not contravene or violate any Legal Requirement or the Organizational Documents of the Parties; do not and will not result in the breach of, or constitute a default under, any agreement or instrument by which the Parties or any of their respective Property may be bound or affected; and do not and will not result in the creation of any Lien upon any Property of any of the Parties except as expressly contemplated therein. All necessary permits, registrations and consents for such making and performance have been obtained.

4.4   Other Debt. No Obligor is in default in the payment of any other Indebtedness or under any agreement, mortgage, deed of trust, security agreement or lease to which it is a party.

4.5   Litigation. There is no litigation or administrative proceeding pending or, to the knowledge of the Borrower, threatened against, or any outstanding judgment, order or decree affecting, the Obligors before or by any Governmental Authority which is not adequately covered by insurance. No Obligor is in default with respect to any judgment, order or decree of any Governmental Authority.

4.6   Taxes. Each Obligor has filed all tax returns required to have been filed and paid all taxes shown thereon to be due, except those for which extensions have been obtained, those which are being contested in good faith.

4.7   Regulation U. None of the proceeds of any Loan will be used for the purpose of purchasing or carrying directly or indirectly any margin stock or for any other purpose that would constitute this transaction a "purpose credit" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System.

4.8   Subsidiaries.   The Borrower has no Subsidiaries (excluding wholly-owned Subsidiaries which have executed a Guaranty) which individually or in the aggregate own more than ten percent (10%) in value of the Borrower's and the Subsidiaries' consolidated assets determined in accordance with Generally Accepted Accounting Principles.   Each of the Borrower's Subsidiaries is a "qualified REIT subsidiary" under Section 856 of the Code.

4.9   Securities Act of 1933.   Neither the Borrower nor any agent acting for it has offered the Note or any similar obligation of the Borrower for sale to or solicited any offers to buy the Note or any similar obligation of the Borrower from any Person other than the Lender, and neither the Borrower nor any agent acting for it will take any action which would subject the sale of the Note to the provisions of Section 5 of the Securities Act of 1933, as amended.

4.10   No Contractual or Corporate Restrictions. No Obligor is a party to, or bound by, any contract, agreement or charter or other corporate restriction materially and adversely affecting its business, Property, assets, operations or condition, financial or otherwise.

4.11   Investment Company Act Not Applicable . The Borrower is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

4.12   Public Utility Holding Company Act Not Applicable . The Borrower is not a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company", or an affiliate of a "subsidiary company" of a "holding company", as such terms are defined in the Public Utility Holding Company Act of 1935, as amended.

4.13   ERISA Not Applicable.   No Obligor is subject to any requirements of the Employee Retirement Income Security Act of 1974 as amended from time to time, or any rules, regulations, rulings or interpretations adopted by the Internal Revenue Service or the Department of Labor thereunder.

5.   Affirmative Covenants.

The Borrower covenants and agrees with the Lender that prior to the termination of this Agreement it and each of the other Obligors will do, and if necessary cause to be done, each and all of the following:

5.1   Taxes, Existence, Regulations, Property, etc . At all times (a) pay when due all taxes and governmental charges of every kind upon it or against its income, profits or Property, unless and only to the extent that the same shall be contested in good faith and reserves which are adequate under Generally Accepted Accounting Principles have been established therefor;

(b) do all things necessary to preserve its existence, qualifications, rights and franchises in all States where such qualification is necessary or desirable, except where failure to obtain the same could not reasonably be expected to have a Material Adverse Effect; (c) comply with all applicable Legal Requirements in respect of the conduct of its business and the ownership of its Property; and (d) cause its Property to be protected, maintained and kept in good repair (reasonable wear and tear excepted) and make all replacements and additions to its Property as may be reasonably necessary to conduct its business.

      5.2   <u>Financial Statements and Information</u>. Furnish to the Lender each of the following: (a) as soon as available and in any event within 90 days after the end of each respective fiscal year of the Borrower and of Parkway Properties, Inc., Annual Audited Financial Statements of the Borrower and of Parkway Properties, Inc. (which shall include an unaudited statement of Funds From Operations); (b) as soon as available and in any event within 45 days after the end of each quarter (except the last quarter) of each respective fiscal year of the Borrower and of Parkway Properties, Inc., Quarterly Unaudited Financial Statements of the Borrower and of Parkway Properties, Inc. (which shall include a statement of Funds From Operations); (c) within forty-five (45) days after the end of the calendar quarter and concurrently with the financial statements provided for in <u>Subsections 5.2(a)</u> and <u>(b)</u> hereof, an Officer's Certificate, together with such schedules, computations and other information (including, without limitation, information as to Unconsolidated Affiliates of the Borrower), in reasonable detail, as may be required by the Lender to demonstrate compliance with the covenants set forth herein or reflecting any non-compliance therewith as of the applicable date, all certified as true, correct and complete by a managing director, vice president or senior vice president, of Borrower; (d) promptly after the filing thereof, all reports to or filings made by Parkway Properties, Inc., the Borrower or any of their respective Subsidiaries with the Securities and Exchange Commission, including, without limitation, registration statements and reports on Forms 10-K, 10-Q and 8-K (or their equivalents); (e) within two (2) Business Days after the receipt thereof, a copy of the notification to the Borrower of the Borrower's S&P Rating or Moody's Rating, or change therein, and (f) such other information relating to the financial condition and affairs of the Borrower as from time to time may be reasonably requested by any Lender.

      5.3   <u>Financial Tests</u> . The Borrower shall have and maintain, on a consolidated basis in accordance with Generally Accepted Accounting Principles: (a) a Secured Debt to Total Asset Value Ratio no greater than forty percent (40%) at all times; (b) an Interest Coverage Ratio of not less than 2.25:1.0 at all times; (c) a Fixed Charge Coverage Ratio of not less than 1.40:1.00 at all times; (d) a Tangible Net Worth of at least Three Hundred Forty Million Dollars ($340,000,000.00), plus eighty-five percent (85%) of the net proceeds (gross proceeds less reasonable and customary costs of sale and issuance paid to Persons not Affiliates of any Obligor) received by the Borrower at any time from the issuance of an ownership interest in the Borrower, at all times; (e) an Unencumbered Interest Coverage Ratio of not less than 2.25:1.00 at all times; (f) a Debt to Total Asset Value Ratio no greater than fifty-five percent (55%) at all times; and (g) a Debt Service Coverage Ratio of not less than 1.75:1.00 at all times.

      5.4   <u>Inspection</u>. In order to permit the Lender to ascertain compliance with the Credit Documents, during normal business hours permit the Lender to inspect its Property, to examine its files, books and records and make and take away copies thereof, and to discuss its affairs with its officers and accountants, all at such times and intervals and to such extent as the Lender may reasonably desire.

5.5   Further Assurances . Promptly execute and deliver any and all other and further instruments which may be reasonably requested by the Lender to cure any defect in the execution and delivery of any Credit Document or more fully to describe particular aspects of the Borrower's agreements set forth in the Credit Documents or so intended to be.

5.6   Books and Records. Maintain books of record and account in accordance with Generally Accepted Accounting Principles.

5.7   Insurance. Maintain insurance with such insurers, on such of its properties, in such amounts and against such risks as is consistent with insurance maintained by businesses of comparable type and size in the industry, and furnish the Lender satisfactory evidence thereof promptly upon request.

5.8   Notice of Certain Matters . Notify the Lender promptly upon acquiring knowledge of the occurrence of any of the following: the institution or threatened institution of any lawsuit or administrative proceeding affecting any Obligor in which the claim exceeds $1,000,000.00; when the Borrower believes that there has been a Material Adverse Change; or the occurrence of any Event of Default or any Default. The Borrower will notify the Lender in writing at least thirty (30) Business Days prior to the date that any Obligor changes its name or the location of its chief executive office or principal place of business or the place where it keeps its books and records.

5.9   Use of Proceeds . The proceeds of the Loans will be used solely in accordance with the terms and provisions of the Rider.

5.10   Expenses of and Claims Against the Lender . To the extent not prohibited by applicable law, the Borrower will pay all reasonable costs and expenses incurred to third parties and reimburse the Lender for any and all reasonable expenditures of every character incurred or expended from time to time, in connection with (a) regardless of whether a Default or Event of Default shall have occurred, the Lender's preparation, negotiation and completion of the Credit Documents, and (b) during the continuance of an Event of Default, all costs and expenses relating to the Lender's exercising any of its rights and remedies under this or any other Credit Document, including, without limitation, attorneys' fees, legal expenses, and court costs; provided, that no rights or option granted by the Borrower to the Lender or otherwise arising pursuant to any provision of this or any other instrument shall be deemed to impose or admit a duty on the Lender to supervise, monitor or control any aspect of the character or condition of any property or any operations conducted in connection with it for the benefit of the Borrower or any other person or entity other than the Lender.

5.11   Legal Compliance; Indemnification .   (a) The Obligors shall operate their respective Property and businesses in full compliance with all Legal Requirements. Parkway Properties, Inc. will comply with all Legal Requirements to maintain, and will at all times qualify as and maintain, its status as a real estate investment trust under Section 856(c)(1) of the Code.

(b)   The Borrower shall indemnify the Lender its directors, officers, employees and shareholders (the "Indemnified Parties") for and defend and hold the Indemnified Parties harmless against any and all claims, demands, liabilities, causes of action, penalties, obligations, damages, judgments, deficiencies, losses, costs or expenses (including, without limitation, interest, penalties, attorneys' fees, and amounts paid in settlement) threatened or incurred by reason of, arising out of or in any way related to any failure of any Obligor to so comply with the provisions of any Legal Requirement, this Agreement or the other Credit Documents, and any and all matters arising out of any act, omission, event or circumstance, regardless of whether the act, omission, event or circumstance constituted a violation of any such Legal Requirement, this Agreement or the other Credit Documents at the time of its existence or occurrence. **THE BORROWER SHALL INDEMNIFY THE LENDER PURSUANT TO THIS SECTION REGARDLESS OF WHETHER THE ACT, OMISSION, FACTS, CIRCUMSTANCES OR CONDITIONS GIVING RISE TO SUCH INDEMNIFICATION WERE CAUSED IN WHOLE OR IN PART BY THE LENDER'S NEGLIGENCE (SIMPLE, BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT).**

5.12   Obligors' Performance. If any Obligor should fail to comply with any of the agreements, covenants or obligations required of it under this Agreement or any other Credit Document, then the Lender (in the Obligor's name or in Lender's name) may perform them or cause them to be performed for the account of the said Obligor and at the sole expense, but shall not be obligated to do so. Any and all expenses thus incurred or paid by the Lender and by any Lender shall be the Borrower's demand obligations to the Lender and shall bear interest from the date of demand therefor until the date that the Obligor repays it to the Lender at the Past Due Rate. Upon making any such payment or incurring any such expense, the Lender shall be fully subrogated to all of the rights of the Person receiving such payment. Any amounts owing by any Obligor to the Lender pursuant to this provision or any other provision of this Agreement shall automatically and without notice be secured by any collateral provided by the Credit Documents. The amount and nature of any such expense and the time when paid shall, absent manifest error, be fully established by the affidavit of the Lender or any of the Lender's officers or agents.

5.13   Professional Services . Promptly upon the Lender's request to satisfy itself, the Borrower, at the Borrower's sole cost and expense, shall: (a) allow an inspection and/or appraisal of the Obligors' Property to be made by a Person approved by the Lender in its sole discretion; and (b) whenever the Lender has reasonable cause to believe that a potential Default may exist, cause to be conducted or prepared any other written report, summary, opinion, inspection, review, survey, audit or other professional service relating to the Obligors' Property or any operations in connection with it (all as designated in the Lender's request), including, without limitation, any accounting, architectural, consulting, engineering, design, legal, management, pest control, surveying, title abstracting or other technical, managerial or professional service relating to such property or its operations.

5.14   Capital Adequacy . (a) If after the date of this Agreement, the Lender shall have determined that the adoption or effectiveness of any applicable law, rule or regulation regarding capital adequacy of general applicability, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Lender with any request or directive regarding capital adequacy of general applicability (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the Lender's capital as a consequence of its obligations hereunder to a level below that which the Lender could have achieved but for such adoption, change or compliance (taking into consideration the Lender's policies with respect to capital adequacy) by an amount deemed by the Lender to be material, then from time to time, the Borrower shall pay to the Lender such additional amount or amounts as will compensate the Lender for such reduction.

(b)   A certificate of the Lender setting forth such amount or amounts as shall be necessary to compensate the Lender as specified in Section 5.14(a) hereof and making reference to the applicable law, rule or regulation shall be delivered as soon as practicable to the Borrower and shall be prima facie evidence thereof. The Borrower shall pay the Lender the amount shown as due on any such certificate within fourteen (14) Business Days after the Lender delivers such certificate. In preparing such certificate, the Lender may employ such assumptions and allocations of costs and expenses as it shall in good faith deem reasonable and may use any reasonable averaging and attribution method.

5.15   Property Pool . (a) The Borrower will at all times own (in fee simple title, through an Eligible Ground Lease, or in a wholly-owned Subsidiary of Borrower, and including the leasehold interest in the Morgan Keegan Tower in Memphis, Tennessee) a pool (the "Pool") of assets that are not mortgaged, pledged, hypothecated, or encumbered in any manner, other than Permitted Encumbrances, with an aggregate Value (calculated based on the immediately preceding calendar quarter, and annualized) equal to at least two hundred percent (200%) of the Borrower's Indebtedness other than Secured Debt outstanding from time to time, with the following characteristics: (i assets in the Pool shall be completed income producing office buildings with net rentable area of not less than 50,000 square feet and not more than 1,000,000 square feet (except that the Pavilion Center in Atlanta, Georgia and the Healthsource Building in Greenville, South Carolina need not meet the minimum square footage requirement), with parking sufficient to meet all Legal Requirements and consistent with market conditions that will accommodate full occupancy of the building; (ii) each individual Property must have an Occupancy Level of at least seventy percent (70%); iii) assets in the Pool must be located in Approved Markets, except that no more than twenty-five percent (25%) of the Value of the Pool can be located in any one Approved Market, (iv) the Borrower must have received from third party independent consultants, written assessments (including, without limitation, Phase I environmental reports) for each Property in, or to be added to, the Pool that do not disclose any material environmental conditions, structural defects or title defects, or other material risks related to such Property, (v) the Property is not subject to or affected by any Limiting Agreement, and (vi) the Occupancy Level of the Pool in the aggregate must be at least eighty percent (80%). If requested by the Lender, the Borrower will provide to the Lender written assessments from third party independent environmental consultants for all Pool properties acquired after the date of this Agreement. If the Lender determines that there are material environmental conditions existing on or risks to such properties, the properties will be excluded from the Pool.

(b)   Notwithstanding the foregoing, the maximum value of the Pool that consists of Eligible Ground Leases is ten percent (10%) of the value of the Pool.

(c)   If any Property to be included in the Pool is owned by a wholly-owned Subsidiary of Borrower, it may be included in the Pool only if the owner thereof executes a Guaranty in Proper Form of the Obligations and delivers it to the Lender, and thereafter during the time such Guaranty remains in full force and effect without any default existing hereunder.

(d)   If the Borrower requests inclusion of assets in the Pool that do not meet the requirements of this Section 5.15, then such assets may only be included in the Pool upon the prior written approval of the Lender. Notwithstanding the foregoing, any asset which is approved by the Majority Lenders (as defined in the Revolving Credit Agreement) shall be deemed to have been approved by the Lender.

(e)   Upon the removal of any property from the Pool because said property is sold or financed, the Borrower shall give the Lender written notice thereof at the time of sale or finance and contemporaneously deliver to Lender a written representation that the Borrower will be in compliance with the covenants set forth herein if the subject property is no longer in the Pool.

6.   Negative Covenants.

The Borrower covenants and agrees with the Lender that prior to the termination of this Agreement it will not (without consent given in accordance with Section 9.1) do any of the following:

6.1   Indebtedness. Create, incur, suffer or permit to exist, or assume or guarantee, directly or indirectly, contingently or otherwise, or become or remain liable with respect to any Secured Debt except Non-recourse Debt, and except for liabilities customarily excepted from nonrecourse mortgage financing, such as fraud, criminal activity and misapplication of funds.

6.2   Mergers, Consolidations and Acquisitions of Assets. In any single transaction or series of related transactions, directly or indirectly: (a) liquidate or dissolve; (b) other than a merger or consolidation in which the Borrower is the surviving entity and the value of the assets of the other party to such merger or consolidation is less than fifteen percent (15%) of the value of the assets of the Borrower on a consolidated basis (in accordance with Generally Accepted Accounting Principles) after such merger or consolidation, be a party to any merger or consolidation; (c) other than an acquisition in which the Borrower acquires all or substantially all of the assets of another Person and the value of the assets acquired is less than fifteen percent (15%) of the value of the assets of the Borrower on a consolidated basis (in accordance with Generally Accepted Accounting Principles) after such acquisition, acquire all or substantially all of the assets of any Person; or (d) except for sales or leases executed in the ordinary course of business, sell, convey or lease all or any substantial part of its assets.

6.3   Redemption. Neither the Borrower nor Parkway Properties, Inc., shall at any time buy back, redeem, retire or otherwise acquire, directly or indirectly, any shares of its capital stock if such action would cause the Borrower to not be in compliance with this Agreement, and so long as the aggregate market value of such stock when acquired shall not exceed, during any calendar year, twenty percent (20%) of Borrower's Net Worth.

6.4   Nature of Business; Management. Change the nature of its business or enter into any business which is substantially different from the business in which it is presently engaged.

6.5   Transactions with Related Parties. Enter into any transaction or agreement with any officer, director, or holder of more than five percent (5%) (based on voting rights) of the issued and outstanding capital stock of the Borrower (or any Affiliate of the Borrower), unless the same is upon terms substantially similar to those obtainable from qualified wholly unrelated sources.

6.6   Loans and Investments. Make any loan, advance, extension of credit or capital contribution to, or make or have any investment in, any Person, or make any commitment to make any such extension of credit or investment, except (a) travel advances in the ordinary course of business to officers, employees and agents; (b) readily marketable securities issued or fully guaranteed by the United States of America (or investments or money market accounts consisting of the same); (c) commercial paper rated "Prime 1" by Moody's Investors Service, Inc. or A-1 by Standard and Poor's Corporation (or investments or money market accounts consisting of the same); (d) certificates of deposit or repurchase certificates issued by financial institutions acceptable to the Lender (or investments or money market accounts consisting of the same), all of the foregoing b, c and d not having a maturity of more than one (1) year from the date of issuance thereof; (e) investments in Subsidiaries through which the Borrower invests in real estate assets permitted by this Agreement; (f) investments in Unconsolidated Affiliates that are engaged primarily in the business of investment in and operation of office or industrial buildings (valued at an amount equal to the Value of each Unconsolidated Affiliate's operating real estate assets multiplied by the Equity Percentage for that Unconsolidated Affiliate), so long as the aggregate amount of such investments described in this clause (f) does not exceed twenty percent (20%) of the Total Asset Value after giving effect to such investments; (g) loans, advances, and extensions of credit to, and accounts receivable evidencing borrowed money indebtedness from, Persons who are not Affiliates of any Obligor so long as (i) the aggregate amount does not exceed ten percent (10%) of Total Asset Value, after giving effect to such investments, and (ii) the aggregate amount outstanding owed by one Person (and its Affiliates) at any one time does not exceed five percent (5%) of the Total Asset Value after giving effect to such investments; (h) undeveloped land and investments in real estate assets that are being constructed or developed to be office or industrial buildings, but are not yet in operation, so long as the aggregate Historical Value of such undeveloped land and the total actual and budgeted cost of construction or development of the land under development, in the aggregate, does not exceed seven and one-half percent (7-1/2%) of Total Asset Value, after giving effect to such investments; (i) investments in readily marketable securities (valued at the lower of cost or then market price) of another Person, not an Affiliate of any Obligor, traded on a national trading exchange, that is a real estate investment trust under Section 856(c)(1) of the Code, or that is a real estate operating company, so long as the aggregate amount of such investments does not exceed ten percent (10%) of Total Asset Value, after giving effect to such investments; and (j) investments in office or industrial buildings. The Borrower will not mortgage, pledge, hypothecate or encumber in

24

any manner the loans, advances or extensions of credit made pursuant to Section 6.6(g) or the securities held pursuant to Section 6.6(i). In addition to the limitations set forth above, in no event shall the aggregate value of all of the investments permitted under Sections 6.6(f), (g), (h) and (i) exceed twenty-five percent (25%) of the Total Asset Value after giving effect to such investments. The calculations in this Section will be made without duplication if a loan or investment is within more than one category described in this Section.

6.7   Limiting Agreements . Neither Borrower nor any of its Subsidiaries has entered into, and after the date hereof, neither Borrower nor any of its Subsidiaries shall enter into, any Limiting Agreements.

6.8   Restricted Payments . Parkway Properties, Inc. will not make any Restricted Payment during any calendar quarter which, when added to all Restricted Payments made during the three (3) immediately preceding calendar quarters, (a) exceeds eighty-five percent (85%) of the Funds From Operations during the immediately preceding four (4) calendar quarters, or (b) exceeds ninety-five percent (95%) of the Funds Available for Distribution during the immediately preceding four (4) calendar quarters; provided that the foregoing shall not prohibit Parkway Properties, Inc. from (x) making the minimum amount of Restricted Payments required to be made in order for Parkway Properties, Inc. to comply with the provisions of Section 5.11, or (y) issuing stock in Parkway Properties, Inc. to a transferor (not an Affiliate of any Obligor) of Property to the Borrower as a result of said transferor's election to convert partnership interests in the Borrower to stock in Parkway Properties, Inc. pursuant to agreements with said transferor allowing said conversion as a portion of the consideration for the transfer. For purposes of this provision "Restricted Payment" means (i) any dividend or other distribution on any shares of a Person's capital stock (except dividends payable solely in shares of its capital stock or in rights to subscribe for or purchase shares of its capital stock) or (ii) any payment on account of the purchase, redemption, retirement or acquisition of (x) any shares of a Person's capital stock or (y) any option, warrant or other right to acquire shares of a Person's capital stock.

7.   Events of Default and Remedies.

7.1   Events of Default. If any of the following events shall occur, then, as to the events described in Sections 7.1(b), (c), and (d), if the event has not been waived, cured or remedied within twenty (20) days after the Lender gives the Borrower written notice of such event, at any time thereafter, and as to all of the other events described herein, at any time, the Lender may do any or all of the following: (1) without notice to the Borrower, declare the Note to be, and thereupon the Note shall forthwith become, immediately due and payable, together with all accrued interest thereon, without notice of any kind, notice of acceleration or of intention to accelerate, presentment and demand or protest, all of which are hereby expressly waived; (2) without notice to the Borrower, terminate the Commitment; (3) exercise, as may any other Lender, its rights of offset against each account and all other Property of the Borrower in the possession of the Lender, which right is hereby granted by the Borrower to the Lender; and (4) exercise any and all other rights pursuant to the Credit Documents:

(a)   The Borrower shall fail to pay or prepay any principal of or interest on the Notes or any fee or any other obligation hereunder when due; or

(b)   Any Obligor shall fail to pay when due, or within any applicable period of grace, any principal of or interest on any other Indebtedness in excess of $5,000,000.00, or

(c)   Any written representation or warranty made in any Credit Document by or on behalf of any Obligor, when taken as a whole shall prove to have been incorrect, false or misleading in any material respect; or

(d)   Default shall occur in the punctual and complete performance of any covenant of the Borrower or any other Person other than the Lender contained in any Credit Document not specifically set forth in this Section; or

(e)   A final judgment or judgments in the aggregate for the payment of money in excess of $5,000,000.00 shall be rendered against any Obligor and the same shall remain undischarged for a period of thirty (30) days during which execution shall not be effectively stayed; or

(f)   Any order shall be entered in any proceeding against any Obligor decreeing the dissolution, liquidation or split-up thereof, and such order shall remain in effect for more than thirty (30) days; or

(g)   Any Obligor shall make a general assignment for the benefit of creditors or shall petition or apply to any tribunal for the appointment of a trustee, custodian, receiver or liquidator of all or any substantial part of its business, estate or assets or shall commence any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(h)   Any such petition or application shall be filed or any such proceeding shall be commenced against any Obligor and such Person by any act or omission shall indicate approval thereof, consent thereto or acquiescence therein, or an order shall be entered appointing a trustee, custodian, receiver or liquidator of all or any substantial part of the assets of any Obligor or granting relief to any Obligor or approving the petition in any such proceeding, and such order shall remain in effect for more than ninety (90) days; or

(i)   Any Obligor shall fail generally to pay its debts as they become due or suffer any writ of attachment or execution or any similar process to be issued or levied against it or any substantial part of its Property which is not released, stayed, bonded or vacated within thirty (30) days after its issue or levy; or

(j)   Any Obligor shall have concealed, removed, or permitted to be concealed or removed, any part of its Property, with intent to hinder, delay or defraud its creditors or any of them, or made or suffered a transfer of any of its Property which may be fraudulent under any bankruptcy, fraudulent conveyance or similar law; or shall have made any transfer of its Property to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid; or

(k)   Any Change of Control shall occur; or

(l)   An Event of Default shall occur under the Revolving Credit Agreement.

7.2   Remedies Cumulative . No remedy, right or power conferred upon the Lender is intended to be exclusive of any other remedy, right or power given hereunder or now or hereafter existing at law, in equity, or otherwise, and all such remedies, rights and powers shall be cumulative.

8.   [Intentionally Omitted]
9.   Miscellaneous.

9.1   No Waiver, Amendments. No waiver of any Default shall be deemed to be a waiver of any other Default. No failure to exercise or delay in exercising any right or power under any Credit Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power preclude any further or other exercise thereof or the exercise of any other right or power. No amendment, modification or waiver of any provision of any Credit Document shall be effective unless the same is in writing and signed by the Borrower and the Lender. No notice to or demand on the Borrower or any other Person shall entitle the Borrower or any other Person to any other or further notice or demand in similar or other circumstances.

9.2   Notices . All notices under the Credit Documents shall be in writing and either (i) delivered against receipt therefor, or (ii) mailed by registered or certified mail, return receipt requested, in each case addressed as set forth herein, or to such other address as a party may designate. Notices shall be deemed to have been given (whether actually received or not) when delivered (or, if mailed, on the next Business Day).

9.3   Venue. **ALLEGHENY COUNTY, PENNSYLVANIA SHALL BE A PROPER PLACE OF VENUE TO ENFORCE PAYMENT OR PERFORMANCE OF THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, UNLESS THE LENDER SHALL GIVE ITS PRIOR WRITTEN CONSENT TO A DIFFERENT VENUE. THE BORROWER HEREBY IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS IN THE COMMONWEALTH OF PENNSYLVANIA AND AGREES AND CONSENTS THAT SERVICE OF PROCESS MAY BE MADE UPON IT IN ANY PROCEEDING ARISING OUT OF ANY OF THE CREDIT DOCUMENTS BY SERVICE OF PROCESS AS PROVIDED BY PENNSYLVANIA LAW. THE BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE CREDIT DOCUMENTS IN THE COURTS OF ALLEGHENY COUNTY, PENNSYLVANIA, OR IN THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF PENNSYLVANIA, PITTSBURGH DIVISION, AND HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIMS THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE BORROWER (A)**

AGREES TO DESIGNATE AND MAINTAIN AN AGENT FOR SERVICE OF PROCESS IN THE COMMONWEALTH OF PENNSYLVANIA IN CONNECTION WITH ANY SUCH SUIT, ACTION OR PROCEEDING AND TO DELIVER TO THE LENDER EVIDENCE THEREOF AND (B) IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING BY NOTICE GIVEN AS PROVIDED FOR IN THIS AGREEMENT. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE LENDER TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE BORROWER IN ANY JURISDICTION OR TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. THE BORROWER HEREBY IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR PROCEEDING AGAINST THE LENDER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE OTHER CREDIT DOCUMENTS SHALL BE BROUGHT AND MAINTAINED IN THE COURTS OF ALLEGHENY COUNTY, PENNSYLVANIA, OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF PENNSYLVANIA, PITTSBURGH DIVISION.

9.4   Choice of Law.   THIS AGREEMENT, THE NOTES AND THE OTHER CREDIT DOCUMENTS HAVE BEEN NEGOTIATED, EXECUTED AND DELIVERED IN THE COMMONWEALTH OF PENNSYLVANIA AND SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA, INCLUDING ALL APPLICABLE FEDERAL LAW, FROM TIME TO TIME IN FORCE IN THE COMMONWEALTH OF PENNSYLVANIA.

9.5   Survival; Parties Bound; Successors and Assigns.   (a) All representations, warranties, covenants and agreements made by or on behalf of the Borrower in connection herewith shall survive the execution and delivery of the Credit Documents, shall not be affected by any investigation made by any Person, and shall bind the Borrower and its successors, trustees, receivers and assigns and inure to the benefit of the successors and assigns of theLender; provided, however, that the Borrower may not assign or transfer any of its rights or obligations hereunder without the prior written consent of theLender, and any such assignment or transfer without such consent shall be null and void.

(b)   The term of this Agreement shall be until the final maturity of the Note and the payment of all amounts due under the Credit Documents.

9.6   Counterparts. This Agreement may be executed in several identical counterparts, and by the parties hereto on separate counterparts, and each counterpart, when so executed and delivered, shall constitute an original instrument, and all such separate counterparts shall constitute but one and the same instrument.

9.7   Usury Not Intended; Refund of Any Excess Payments . It is the intent of the parties in the execution and performance of this Agreement to contract in strict compliance with the usury laws of the Commonwealth of Pennsylvania and the United States of America from time to time in effect. In furtherance thereof, the Lender and the Borrower stipulate and agree that none of the terms and provisions contained in this Agreement or the other Credit Documents shall ever be construed to create a contract to pay for the use, forbearance or detention of money with interest at a rate in excess of the Ceiling Rate and that for purposes hereof "interest" shall include the aggregate of all charges which constitute interest under such laws that are contracted for, reserved, taken, charged or received under this Agreement. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Ceiling Rate, the Borrower, the Lender shall, to the maximum extent permitted under applicable law, (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) "spread" the total amount of interest throughout the entire contemplated term of the Loans. The provisions of this paragraph shall control over all other provisions of the Credit Documents which may be in apparent conflict herewith.

9.8 Captions. The headings and captions appearing in the Credit Documents have been included solely for convenience and shall not be considered in construing the Credit Documents.

9.9 Severability. If any provision of any Credit Documents shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

9.10 Disclosures. Every reference in the Credit Documents to disclosures of the Borrower to the Lender in writing, to the extent that such references refer to disclosures at or prior to the execution of this Agreement, shall be deemed strictly to refer only to written disclosures delivered to the Lender in an orderly manner concurrently with the execution hereof.

9.11 Entire Agreement . THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS TOGETHER CONSTITUTE A WRITTEN AGREEMENT AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

A0088376.3

9.12   Waiver of Jury Trial.

THE BORROWER AND THE LENDER EACH WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE CREDIT DOCUMENTS.   THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY BORROWER AND LENDER AND BORROWER AND LENDER EACH   ACKNOWLEDGES THAT NEITHER PARTY NOR ANY PERSON ACTING ON BEHALF OF EITHER OF THEM HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. THE BORROWER AND LENDER EACH FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED BY ITS OWN FREE WILL, AND THAT BORROWER AND LENDER EACH HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. THE BORROWER AGREES THAT THE OBLIGATIONS EVIDENCED BY THIS AGREEMENT ARE EXEMPTED TRANSACTIONS UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. THE BORROWER FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION.

A0088376.3

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.


PARKWAY PROPERTIES LP,
a Delaware limited partnership

By: Parkway Properties General Partners, Inc.,
        General Partner

By: Regina P. Shows_____
Name: Regina P. Shows_____
Title: SVP, Controller & Treasurer

By: Marshall Loeb_____
Name: Marshall Loeb_____
Title: CFO_____

Address:
188 East Capitol Street, Suite 1000
Jackson, Mississippi 39201
Attention: Chief Financial Officer


Parkway Properties, Inc. executes this Agreement solely to acknowledge and agree to Sections 5.2, 5.11(a), 6.3 and 6.8.


PARKWAY PROPERTIES, INC.

By: Regina P. Shows_____
Name: Regina P. Shows_____
Title: SVP, Controller & Treasurer

By: Marshall Loeb_____
Name: Marshall Loeb_____
Title: CFO_____

PNC BANK, NATIONAL ASSOCIATION


A0088376.3

By: <u>Wayne Robertson_____</u>
Name: <u>Wayne Robertson_____</u>
Title: <u>Vice President_____</u>

Address:
One PNC Plaza
249 Fifth Avenue, MS: P1-POPP-19-2
Pittsburgh, Pennsylvania 15222
Attention: Wayne Robertson

Telephone No.: Wayne Robertson
                412-762-8452
Telecopy No: 412-762-6500

SCHEDULE I

[Intentionally Omitted]

SCHEDULE II

APPROVED MARKETS

Houston, Texas
San Antonio, Texas
Jackson, Mississippi
Atlanta, Georgia
Knoxville, Tennessee
Memphis, Tennessee
Columbia, South Carolina
Norfolk, Virginia
Richmond, Virginia
Winston-Salem, North Carolina
Fairfax County, Virginia and Tysons Corner, McLean and Springfield, Virginia
Ft. Lauderdale, Florida
Jacksonville, Florida
St. Petersburg, Florida
Charlotte, North Carolina
Greenville, South Carolina
Birmingham, Alabama
Indianapolis, Indiana
Chicago, Illinois
Tucson, Arizona
Phoenix, Arizona
San Diego, California

A0088376.3

EXHIBIT A

OFFICER'S CERTIFICATE

Parkway Properties LP (the "Borrower"),PNC Bank, National Association (the "Lender") entered into that certain Working Capital Line of Credit Agreement (as amended, supplemented and restated from time to time, the "Agreement") dated as of _____, 2001. Any term used herein and not otherwise defined shall have the meaning ascribed to it in the Agreement.

The undersigned, as an officer of the General Partner of the Borrower hereby certifies that:

I.   I am the _____ of the General Partner of the Borrower.

II.   The attached financial statements were prepared in conformity with generally accepted accounting principles consistently applied (except for the omission of footnote disclosures and appropriately disclosed consistency exceptions) and present fairly the financial position of the Borrower as of the date thereof and the results of its operations for the period covered thereby subject to normal year-end adjustments.

III.   As of the end of the period covered by the attached financial statements dated _____:

1.   Tangible Net Worth Calculation:

(a)   Assets $_____
(b)   Liabilities $_____
(c)   Tangible Net Worth $_____

2.   Fixed Charge Coverage Ratio Calculation:

(a)   Borrower's EBITDA $_____
(b)   Square Footage Capital Expenditures $_____
        (attach daily average calculation)
(c)   (a) - (b) $_____
(d)   Principal paid and payable plus Interest Expense $_____
(e)   Dividends payable on preferred stock $_____
(f)   (d) + (e) $_____
(g)   Fixed Charge Coverage Ratio ((c) to (f))   _____ : 1.0

A-1

3.   Interest Coverage Ratio

(a)   Borrower's EBITDA $_____
(b)   Interest Expense $_____
(c)   Interest Coverage Ratio   _____ : 1.0

4.   Debt to Total Asset Value Ratio Calculation:

(a)   Indebtedness $_____
(b)   Accounts payable in excess of 6% of Total Asset Value $_____
(c)   (a) + (b) $_____
(d)   Net Operating Income for properties that have reached
        the Calculation Date and owned during the full period $_____
(e)   Square Footage Capital Expenditure $_____
(f)   (d) - (e) ÷ .0925 $_____
(g)   Historical Value of properties acquired during the
        period or that have not reached the Calculation Date $_____
(h)   Value ((f) + (g)) $_____
(i)   Cash and cash equivalents excluding tenant
        security and other restricted deposits $_____
(j)   Investments in Unconsolidated Affiliates (limited to
        20% of Total Asset Value)
(k)   Investments in marketable securities of other REITs
        (limited to 10% of Total Asset Value)
(l)   Investments in real estate assets being constructed
        or developed (together with undeveloped land
        limited to 7-1/2% of Total Asset Value)
(m)   Loans and accounts receivable evidencing borrowed $_____
        money debt from non-affiliates (limited to 10% of
        Total Asset Value, and 5% of Total Asset Value
        owed by any one Person and its Affiliates)
(n)   Total Asset Value ((h) + (i) + (j) + (k) +(l) +(m)) $_____
(o)   Debt to Total Asset Value Ratio   _____%
        (as a percentage, (c)÷(n))

5.   Secured Debt to Total Asset Value Ratio

A-2

(a)   Indebtedness secured by a Lien
         And Subsidiary Indebtedness $_____

(b)   Total Assert Value $_____

(c)   Secured Debt to Total Asset Value Ratio   _____ : 1.0

6.   Unencumbered Interest Coverage Ratio

(a)   Net Operating Income for property not
        subject to a Lien $_____

(b)   Actual Interest Expense on
        unsecured debt $_____

(c)   Interest on unsecured debt calculated
        @7.50% per annum $_____

(d)   Greater of (b) and (c) $_____

(e)   Unencumbered Interest Coverage Ratio ((a) to (d))   _____ : 1.0

7.   Debt Service Coverage Ratio

(a)   Borrower's EBITDA $_____

(b)   Square Footage Capital Expenditures $_____
        (attach daily average calculation)

(c)   (a) – (b) $_____

(d)   Principal paid and payable plus Interest Expense $_____

(e)   Debt Service Coverage Ratio ((c) to (d))   _____ : 1.0

8.   Asset Maintenance Calculation

(a)   Value of Pool
        (attach list of each Property)
        (must equal at least 8(c)) $_____

(b)   Outstanding unsecured Indebtedness $_____
                        x 2.00

(c)   Minimum Value of Pool $_____

9.   Restricted Payments

      (a)   Restricted Payments for preceding $_____
             4 quarters (cannot exceed 85% of (b)

A-4

or 95% of (c)

(b)   Funds from Operations $_____

(c)   Funds Available for Distribution $_____

IV.   Attached hereto is a statement of Funds From Operations for the Borrower and from Parkway Properties, Inc. as of the most recent date required by the Agreement.

V.   A review of the activities of the Borrower during the period covered by the attached financial statements has been made under my supervision and with a view to determining whether during such period the Borrower has kept, observed, performed and fulfilled all of its obligations under the Agreement.

VI.   (Check either (a) or (b))

[ ]   (a)   The Borrower has kept, observed, performed and fulfilled each and every one of its obligations under the Agreement during the period covered by the attached financial statements.

[ ]   (b)   The Borrower has kept, observed, performed and fulfilled each and every one of its obligations under the Agreement during the period covered by the attached financial statements except for the following matters: [Describe all such defaults, specifying the nature, duration and status thereof and what action the Borrower has taken or proposes to take with respect thereto.]

Date:_____, 200_   _____

                                       Name:_____

A-4

A0088376.3

POOL PROPERTY LIST

List each property separately showing the Value and the components, and the Occupancy Level.

A0088376.3

EXHIBIT B

[Intentionally Omitted]

EXHIBIT C

PROMISSORY NOTE

$12,500,000.00   August __, 2001

        FOR VALUE RECEIVED PARKWAY PROPERTIES LP, a Delaware limited partnership (herein called "<u>Maker</u>") promises to pay to the order of PNC BANK, NATIONAL ASSOCIATION ("Lender"), at its offices, at One PNC Plaza, 249 Fifth Avenue, Mail Stop P1-POPP-19-2, Pittsburgh, Pennsylvania 15222, Attention: Real Estate Finance, or at such other place as the Lender may hereafter designate in writing, in immediately available funds and in lawful money of the United States of America, the principal sum of Twelve Million Five Hundred Thousand Dollars ($12,500,000.00) (or the unpaid balance of all principal advanced against this Promissory Note (the "Note"), if that amount is less), together with interest on the unpaid principal balance of this Note from time to time outstanding at the Stated Rate and interest on all past due amounts, both principal and accrued interest, at the Past Due Rate; <u>provided</u>, that for the full term of this Note the interest rate produced by the aggregate of all sums paid or agreed to be paid to the Lender of this Note for the use, forbearance or detention of the debt evidenced hereby (including, but not limited to, all interest on this Note at the Stated Rate) shall not exceed the Ceiling Rate.

        1.   <u>Definitions</u>. Any terms not defined herein shall have the meaning given to them in the Working Capital Line of Credit Agreement dated of even date herewith between the Maker and the Lender (as the same may be amended or modified, the "<u>Credit Agreement</u>").

        2.   <u>Rates Change Automatically and Without Notice</u>. Without notice to Maker or any other person or entity and to the full extent allowed by applicable law from time to time in effect, the Base Rate and the Ceiling Rate shall each automatically fluctuate upward and downward as and in the amount by which Lender's said prime rate, and such maximum nonusurious rate of interest permitted by applicable law, respectively, fluctuate.

        3.   <u>Calculation of Interest</u>. Interest shall be computed for the actual number of days elapsed in a year (up to 365, or 366 in a leap year) deemed to consist of 360 days, unless the Ceiling Rate would thereby be exceeded, in which event, to the extent necessary to avoid exceeding the Ceiling Rate, interest shall be computed on the basis of the actual number of days elapsed in the applicable calendar year in which it accrued.

        4.   <u>Excess Interest Will be Refunded or Credited</u>. If, for any reason whatsoever, the interest paid or received on this Note during its full term produces a rate which exceeds the Ceiling Rate, the Lender shall refund to the payor or, at the Lender's option, credit against the principal of this Note such portion of that interest as shall be necessary to cause the interest paid on this Note to produce a rate equal to the Ceiling Rate.

        5.   <u>Interest Will be Spread</u>. All sums paid or agreed to be paid to theLender for the

use, forbearance or detention of the indebtedness evidenced hereby, to the extent permitted by applicable law and to the extent necessary to avoid violating applicable usury laws, shall be amortized, prorated, allocated and spread in equal parts throughout the full term of this note, so that the interest rate is uniform throughout the full term of this Note.

6.   <u>Payment Schedule</u>. The principal of this Note shall be due and payable on the Maturity Date. Accrued and unpaid interest shall be due and payable on each Interest Payment Date. All payments shall be applied first to accrued interest, the balance to principal.

7.   <u>Prepayment</u>. Maker may prepay this Note only as provided in the Credit Agreement.

8.   <u>Revolving Credit</u>. Upon and subject to the terms and conditions of the Credit Agreement and the other provisions of this Note, Maker may borrow, repay and reborrow against this Note at any time unless and until a default (however designated) or event (an "<u>Event of Potential Default</u>") which, if not cured after notice or before the lapse of time (or both) would develop into a default under this Note, the Credit Agreement or any other Credit Documents has occurred which the Lender has not declared to have been fully cured or waived, and (except as the Credit Agreement or any of the other Credit Documents may otherwise provide) there is no limit on the number of advances against this Note so long as the total unpaid principal of this Note at any time outstanding does not exceed the Commitment. Interest on the amount of each advance against this Note shall be computed on the amount of the unpaid balance of that advance from the date it is made until the date it is repaid. If Maker's right (if any) to borrow against this Note shall ever lapse because of the occurrence of any default, it shall not be reinstated (or construed from any course of conduct or otherwise to have been reinstated) unless and until the Lender shall declare in a signed writing that it has been cured or waived. The unpaid principal balance of this Note at any time shall be the total of all principal lent against this Note to Maker or for Maker's account less the sum of all principal payments and permitted prepayments on this Note received by the Lender. Absent manifest error, the Lender's computer records shall on any day conclusively evidence the unpaid balance of this Note and its advances and payments history posted up to that day. All loans and advances and all payments and permitted prepayments made on this Note may be (but are not required to be) endorsed by the Lender on the schedule attached hereto (which is hereby made a part hereof for all purposes) or otherwise recorded in the Lender's computer or manual records; <u>provided,</u> that the Lender's failure to make notation of (a) any principal advance or accrual of interest shall not cancel, limit or otherwise affect Maker's obligations or the Lender's rights with respect to that advance or accrual, or (b) any payment or permitted prepayment of principal or interest shall not cancel, limit or otherwise affect Maker's entitlement to credit for that payment as of the date of its receipt by the Lender.

9.   <u>Credit Agreement</u>. This Note has been issued pursuant to the terms of the Credit Agreement, to which reference is made for all purposes. Advances against this Note by Lender hereof shall be governed by the Credit Agreement. Lender is entitled to the benefits of the Credit Agreement. As additional security for this Note, Maker hereby grants to Lender and all other present and future holders an express lien against, security interest in and contractual right of setoff in and to, all property and any and all deposits (general or special, time or demand, provisional or final) at any time held by the Lender or other holder for any Maker's credit or

account.

10.   <u>Defaults and Remedies</u>. Time is of the essence. Maker's failure to pay any principal or accrued interest owing on this Note when due and after expiration of any applicable period for notice and right to cure such a default which is specifically provided for in the Credit Agreement or any other provision of this Note, or the occurrence of any default under the Credit Agreement or any other Credit Documents shall constitute a default under this Note, whereupon the Lender may elect to exercise any or all rights, powers and remedies afforded (a) under the Credit Agreement and all other papers related to this Note and (b) by law, including the right to accelerate the maturity of this entire Note.

In addition to and cumulative of such rights, the Lender is hereby authorized at any time and from time to time after any such default, at Lender's option, without notice to Maker or any other person or entity (all rights to any such notice being hereby waived), to set off and apply any and all of any Maker's deposits at any time held by the Lender, and any other debt at any time owing by the Lender to or for the credit or account of any Maker, against the outstanding balance of this Note, in such order and manner as Lender may elect in its sole discretion.

The Lender's right to accelerate this Note on account of any late payment or other default shall not be waived or deemed waived by the Lender by reason of the Lender's having previously accepted one or more late payments or by reason of the Lender's otherwise not accelerating this Note or exercising other remedies for any default, and Lender shall never be obligated or deemed obligated to notify Maker or any other person that Lender is requiring strict compliance with this Note or any papers securing or otherwise relating to it before Lender may accelerate this Note or exercise any other remedy.

11.   <u>Legal Costs</u>. If Lender retains an attorney in connection with any such default or to collect, enforce or defend this Note or any papers intended to secure or guarantee it in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Maker sues Lender in connection with this Note or any such papers and does not prevail, then Maker agrees to pay to each Lender, in addition to principal and interest, all reasonable costs and expenses incurred by Lender in trying to collect this Note or in any such suit or proceeding, including reasonable attorneys' fees.

12.   <u>Waivers</u>. Except only for any notices which are specifically required by the Credit Agreement, Maker and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including, but not limited to, notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that his, her or its liability on or with respect to this Note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any lien against or security interest in any such security or the partial or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.

13.   Rate of Return Maintenance Covenant. If at any time after the date of this Note, Lender determines that (a) any applicable law, rule or regulation regarding capital adequacy of general applicability has been adopted or changed, or (b) its interpretation or administration by any governmental authority, central bank or comparable agency has changed, and determines that such change or the Lender's compliance with any request or directive regarding capital adequacy of general applicability (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the Lender's capital as a consequence of its obligations under this Note or any related papers to a level below that which the Lender could have achieved but for such adoption, change or compliance (taking into consideration the Lender's own capital adequacy policies) by an amount the Lender deems to be material, then Maker promises to pay from time to time to the order of the Lender such additional amount or amounts as will compensate the Lender for such reduction. A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender as specified above shall be given to Maker as soon as practicable after the Lender has made such determination and shall be conclusive and binding, absent manifest error. Maker shall pay the Lender the amount shown as due on any such certificate within 15 days after the Lender gives it. In preparing such certificate, the Lender may employ such assumptions and make such allocations of costs and expenses as the Lender in good faith deems reasonable and may use any reasonable averaging and attribution method. Section 3.5(b) of the Credit Agreement shall apply to the charges assessed under this Section.

14.   Governing Law, Jurisdiction and Venue. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.

15.   General Purpose of Loan. Maker warrants and represents to Lender that all loans evidenced by this Note are and will be for business, commercial, investment or other similar purpose and not primarily for personal, family, household or agricultural use.

16.   Participations and Assignments. Lender reserves the right to sell participations, assign interests or both, in all or any part of this Note or the debt evidenced by this Note, in accordance with the Credit Agreement.

17.   WAIVER OF JURY TRIAL. EACH OF MAKER AND LENDER WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON OR RELATED TO THE SUBJECT MATTER OF THIS NOTE OR ANY OF THE OTHER CREDIT DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE CREDIT DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MAKER AND LENDER AND MAKER AND LENDER EACH ACKNOWLEDGES THAT NONE OF THE MAKER OR LENDER OR ANY PERSON ACTING ON BEHALF OF MAKER OR LENDER HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. EACH OF MAKER AND LENDER FURTHER ACKNOWLEDGES THAT EACH PARTY HAS BEEN REPRESENTED (OR

HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT EACH PARTY HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MAKER AGREES THAT THE OBLIGATIONS EVIDENCED BY THIS NOTE ARE EXEMPTED TRANSACTIONS UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ.

PARKWAY PROPERTIES LP,
a Delaware limited partnership

By: Parkway Properties General Partners, Inc.,
        General Partner

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:

OPINION OF COUNSEL
(For Borrower and Guarantors)

1.   The Person (a) is duly organized, validly existing and in good standing under the laws of the state of Delaware; (b) has all requisite power and authority and all material governmental licenses, authorizations, permits and approvals to own its Property and to carry on its business as, and in the places where, such Property is owned or such business is now conducted, and (c) is duly qualified to do business and is in good standing in every jurisdiction in which such qualification is necessary or desirable.

2.   The execution, delivery and performance of the Credit Agreement and the other Credit Documents (a) have all been duly authorized by all necessary action by the Person, (b) are within the power and authority of the Person; (c) will not contravene or violate any Legal Requirement or the Organizational Documents of the Person; (d) to the best of our knowledge, will not result in the breach of, or constitute a default under, any agreement, instrument, judgment, license, order or permit to which the Person is a party or by which the Person or any of its Property may be bound or affected, and (e) to the best of our knowledge, do not result in the creation of any Lien upon any Property of the Person except as expressly contemplated by the Credit Documents.

3.   All authorizations, consents, approvals, licenses, permissions and registrations, if any, of or with any Governmental Authority, or to the best of our knowledge, any other Person, required in connection with the execution, delivery and performance of the Credit Agreement, the Note and the other Credit Documents have been obtained.

4.   The Credit Documents are legal, valid and binding obligations of the Person enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

5.   To the best of our knowledge and except as heretofore disclosed to the Agent, there is no litigation or administrative proceeding pending or threatened against, or any outstanding judgment, order decree or award affecting, the Person before or by any Governmental Authority or arbitral body which in the aggregate have, or if adversely determined could have, any material adverse effect on the condition, business or prospects, financial or otherwise, of the Person.

6.   The Borrower is not an "investment company", or a copy "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.